(As filed August August 21, 2001)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
KeySpan Corporation
1 MetroTech Center
Brooklyn, NY 11201
________________________________________________________________________________
(Names of company or companies filing this statement
and addresses of principal executive offices)

Steven L. Zelkowitz
Executive Vice President and General Counsel
KeySpan Corporation
1 MetroTech Center
Brooklyn, NY 11201
(Name and address of agent for service of process)

________________________________________________________________________________

Item 1.  Description of Proposed Transaction

         (a)  Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the
anticipated effect thereof. If the transaction is part of a
general program, describe the program and its relation to the proposed transaction.

         A.  Introduction

         KeySpan Corporation (“KeySpan”), a New York corporation,
and a holding company registered under the Public Utility Holding
Company Act of 1935 (the “Act”), requests authorization to
establish a subsidiary captive insurance company (“Captive”) to engage in the business of reinsuring certain levels of
predictable risk for KeySpan and its associate companies
(the “System”) as described herein. By using the Captive to

underwrite some risks and maintaining traditional insurance with respect to other risks, the System can minimize its costs of obtaining insurance and managing claims while maintaining
adequate coverage of the risks it encounters in its businesses.

         It is important to note, however, that although the Captive will replace certain insurance sold to the System by traditional insurance providers, the Captive will not increase the risk of loss to the System. To the extent traditional insurance programs are reduced, the System will obtain equal levels of loss
protection and coverage in the reinsurance market available only to insurance companies such as the Captive. With the exception of a small amount not to exceed the System’s current $3,000,000 self-insured retention in connection with insurance programs that the Captive may undertake in the future and discussed herein, the
Captive will cede to third-party reinsurance carriers all of the risks that it underwrites. The Captive is essentially an
administrative mechanism that permits the System to access the reinsurance markets that are only available to insurance
companies or brokers. The Captive also provides a less costly way to handle the System’s claims.

         As will be discussed, KeySpan estimates that it can
significantly reduce its cost of purchasing commercial insurance for “predictable” losses by using its own 10-year loss experience to actuarially identify its “predictable” losses for automobile, general liability and workers’ compensation losses and
underwriting such losses through the Captive. Such an
arrangement should result in an immediate reduction in insurance premiums and in other advantages discussed herein. Below is a description of how KeySpan’s current insurance program functions, followed by a detailed description of the operations of the
proposed Captive.

         B.  Current Risk Management Program

         KeySpan considers risk management to be a key corporate
function in providing for the protection of physical and
financial assets, thereby permitting each System company to carry out its strategic goals and objectives. As such, risk management is coordinated by the Risk Management Department of KeySpan
Corporate Services, LLC (“Service Company”), a wholly-owned
subsidiary of KeySpan and a service company serving the System.
One of the System Company’s Risk Management Department’s primary responsibilities is the procurement of a broad array of insurance coverages and services on behalf of the entire System.

         On an annual basis, the System companies spend
approximately $20,000,000 for the purchase of commercial
insurance and related services (including the reimbursement of the self-insurance level). In addition, the Service Company
provides General Liability and Workers’ Compensation insurance to its principal contractor under an Owner’s Controlled Insurance
Program (OCIP) for scheduled gas main construction and
maintenance. (Exhibit I sets forth loss history and premiums paid for the direct operating subsidiaries in the System for the last five years in the areas initially to be covered by the
Captive). This is a significant expenditure. In view of the
rapid pace of deregulation and the intensifying competitive
nature of the System’s business, it is important for the System to maintain and enhance its competitive situation by continuing to aggressively monitor and manage the cost for insurance and related services.

         Under the current insurance program, the Service Company
maintains an underlying deductible of $3,000,000 per event for automobile and general liability coverage, and various per event for “all-risk” property coverage. In excess of these
deductibles, KeySpan purchases commercial insurance.

Subsidiaries of KeySpan, regardless of size and business needs, have no choice as to deductibles. Commercial premiums are then allocated to subsidiaries based on such factors as number of automobiles, total property values, revenues, product throughput, etc. in accordance with the Service Company’s allocation filed with and approved by the Commission. A subsidiary’s individual loss experience is not considered for purposes of allocating premium expenses.

         KeySpan believes that this “one size fits all” approach is no longer the best way to maximize cost effectiveness and does not provide the operating units with the required flexibility to meet the System’s strategic goals and objectives. For example, a smaller company might prefer a smaller deductible to stabilize its costs, whereas a large company might select a larger
deductible if they had a choice. Under the current program, such a choice is not available.

         C.  PROPOSED CAPTIVE INSURANCE PROGRAM STRUCTURE

         KeySpan proposes to establish Captive as a new direct
wholly-owned subsidiary which would be authorized to operate as an insurance company in the state of Vermont and would reinsure certain commercial insurance bought by the System companies from commercial insurance companies such as Liberty Insurance Companies.

         Although Captive will initially focus on providing three
major coverages: 1) automobile liability, 2) workers’
compensation and 3) general liability, as well as providing the
OCIP insurance as needed, Captive will entertain underwriting, at some future time, such areas as “all risk” property, legal
malpractice for employee attorneys, performance bonds, as well as various warranty programs planned to be offered to consumers in the future. These programs do not involve material exposure

compared to the three areas in which the Captive will initially operate.

         Captive would not be an admitted commercial insurer in the states of the United States, but instead would work through
admitted commercial insurers, as described below.

         No additional staff would be required for the operation of the Captive. Instead, as in the case with most captives, an
unaffiliated Vermont management company will be retained to
provide administrative services. Service company employees will be directors and principal officers of the Captive and will
oversee all administrative functions performed by the Vermont management company. Administrative functions would be directed by Service Company through the management company and would
include: (1) accounting and reporting activities; (2) legal, actuarial, banking and audit services; (3) negotiating
reinsurance contracts, policy terms and conditions; (4) invoicing and making payments; and (5) managing regulatory affairs. The existing Service Company claims staff would continue to perform the claims adjusting function. All goods and services provided by
Service Company to the Captive would be provided in accordance with Section 13 of the Act and the rules thereunder and the costs incurred by the Captive would be recovered in premiums charged by the Captive to the System.

         The Captive will allocate premiums and nominal operating
costs to System companies in accordance with the same allocation methods currently employed by Service Company. The allocation methods used are designed to result in a fair and equitable
apportionment of insurance costs to System companies that
corresponds to the cost drivers. For example, automobile
liability insurance costs would be allocated to System companies in proportion to the number of vehicles operated by each company
(or similar approximation of risk exposure such as vehicle miles driven). Because the same allocation methods will be used, to the extent the Captive procures insurance at a lower cost than that which could be obtained through traditional insurers, the savings in the premiums will flow through ratably to System
companies through the operation of the allocation methodology.

         Funding of the Captive is proposed at $36,000,000, with the first $18,000,000 in capital contributions and/or cash from
KeySpan in exchange for Captive common stock and an additional
$18,000,000 of KeySpan common stock. If payment is required
under a letter of credit (as described in below), KeySpan would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to the Captive.
All funds will be deposited with the Captive’s bank in Vermont and will be invested in securities that are exempt under Rule 40 promulgated under the Act as such Rule may be amended from time to time or until the effective date of any legislation repealing the Act. KeySpan would also provide any subsequently required capital contributions through additional equity and or debt
purchases exempt under Rule 52, or guarantees, letters of credit or other forms of credit support authorized by Commission order.
KeySpan Corporation, Holding Co. Act Release No. 27272 (Nov. 8,
2000) (hereafter referred to as the “KeySpan Financing Order”).

         The Captive would assume the risk of the more predictable
loss layer from the commercial insurers, for losses between zero and $3,000,000 for automobile and general liability losses and between zero and $500,000 for workers’ compensation. Commercial insurance would continue to be purchased for “unpredictable”
losses above $3,000,000 from various commercial insurance
companies, just as is done under the current program. Premiums for the first year which were actuarially determined to equal the aggregate predictable loss plus administrative expenses
(determined in accordance with Rule 91 but without a return on equity1) are estimated at $1,000,000, which when aggregated with
$3,000,000 of funding, give the Captive a total of $4,000,000 plus interest to respond to claims during the first year.2

         Each subsidiary would be given a choice of deductibles and premiums would be based on that choice and the subsidiary’s own prior loss experience so that a subsidiary with a historical lower loss experience would be rewarded with lower premiums.
With this exception, as previously stated, premium allocations would continue to be made using the bases of allocation
previously filed with the Commission under the current program.
Under the current program, a premium increase caused by a
significant loss or a higher frequency of losses was allocated on a basis that did not take the loss or frequency of loss into account. Under the new program, the source of the loss would be a basis of allocation. However, due to the lower administrative costs and efficiency of the program, premiums will be lower.

         Attached hereto as Exhibit FS-1 is a projection of the
results of operations for the first five years of the Captive’s operations.3 To the extent that premiums and interest earned exceed current claims and expenses, an appropriate reserve would be accumulated to respond in years when claims and expenses
exceed premiums. To the extent that losses over the long term are lower than projected, premiums would be appropriately
reduced. Excess cash would be invested in accordance with
KeySpan’s investment guidelines.

1 Should the Captive seek to provide insurance for third parties, Rule 91 would not apply. Also, in the future premiums may include a return on equity in accordance with Rule 91.

2 Exhibit I shows all premiums for the three areas of insurance. The predictable loss portion which will be placed with the Captive totals only $4,200,000 out of the $10,105,127 premiums shown.

3 Premiums for affiliated project companies are initially projected to be sufficient to qualify the captive as an insurance company for tax purposes. However, to be conservative in the cash flow projections, the attached projections assume that the captive does not qualify as an insurance company for tax purposes. This assumption raises the cash required for taxes.

         In addition, to assure the financial strength and integrity of the Captive, which must comply with strict Vermont capital to premium requirements of $1 of capital for every $5 of net
premium, aggregate “stop loss” protection will be arranged from a commercial insurer. Using actuarial models with a high
confidence factor, it is expected that the Captive would not experience losses in excess of approximately $7,200,000 in the first year of operation. As noted above, the Captive’s available funding is designed to meet this level of loss. In the unlikely event of losses exceeding this amount, however, commercial
insurance will respond to any claim(s) in excess of the aggregate and retention amounts. This ensures coverage will be available to the KeySpan subsidiaries.

         D.  BENEFITS OF CAPTIVE:

1)      Significant reduction in the 20% to 30% overhead charge for commercial insurers underwriting "predictable" risk.

Commercial insurers charge insurance premiums based on
actuarially projected “predictable” losses plus a 20% to
30% overhead charge. Therefore, for every $1.00 in
projected loss, a commercial insurer charges an additional
$.30 for administrative charges/overhead. In contrast, the
Captive would only add the actual cost of administration.
This will result in substantial savings. In the first year
this is expected to result in a savings in premiums of
approximately $1,500,000.

2)      Provide direct access to global reinsurers to ensure the
most competitive and cost-effective pricing for KeySpan’s
“unpredictable” commercial insurance exposures. This could
result in savings in premiums above the $1,500,000 level.

      Reinsures are generally only accessible by commercial
insurers and brokers who charge a fee. A captive insurance

company provides the System direct access to reinsurance
markets, avoiding the fee and permits access to the same
group of “elite” reinsurers, Munich RE, Zurich RE and Swiss
RE are not only part of the world’s largest and most
innovative insurers, they are among the most competitively
priced.

3)      Permit subsidiaries to select deductibles consistent with
their business needs and objectives.

Higher deductibles foster an increased awareness for loss
prevention programs at the subsidiary level with the likely
prospect of reduced losses in the future, as well as lower
future premiums. The better the loss experience, the lower
the premium.

4)      Provide System companies with greater control and input
over the claim management process.

Under current arrangements, commercial insurers determine
if and when to settle claims; use of a captive places this
responsibility on the System through the Captive.

5)      Less reliance on the commercial insurance market for
insuring “predicable” risk resulting in less volatility of
future premiums.

Commercial insurers base premiums not only on a company’s
loss history, but also on the results in the industry,
subjecting companies to possible dramatic changes in
insurance rates from year to year. To the extent that the
Captive reduces reliance on commercial insurers, the
vulnerability to such changes is lessened. The portion of
the System’s insurance premiums that are paid to the
Captive would be based on a company’s loss experience
solely and would not be subject to industry-driven
volatility.

         Fifty percent of the Fortune 500 companies presently
utilize a captive insurance company to more effectively control and manage their insurance costs.4 KeySpan strongly believes a captive insurance company will be very important in “leveling the playing field” and in providing access to the most competitive global insurance markets, thereby resulting in reduced cost for insurance and related services.

         F.  REPORTING

         KeySpan’s Annual Report on Form U5-S will include the
financial statement of the Captive. In addition, KeySpan will file a certificate of notification on a semi-annual basis
describing the following:

1)      a summary for the reporting period of each associate
company’s premium payments to the Captive to the Captive as
compared to aggregate loss experience organized by line of
insurance coverage provided by Captive;

2)      an analysis by associate company of claims paid by the
Captive during the period on behalf of the associate company to include lead-in and end-of period insurance reserve balances;

3)      a listing of increases and decreases to premiums paid by each associated company to the Captive during the period;

4)      for the first three years of the Captive’s operations, a
statement of actual savings achieved by the System as a result of the Captive’s operations during the period; and

4 Other natural gas systems with captive insurance companies include the Williams companies, Inc., Enserch Corporation, Enron Corporation, Panhandle Eastern Corporation, Coastal Corporation, Tenneco, Inc., Sonat Inc., Midcon Corporation and UGI Corporation.

5.      a copy of Captive's income statement and balance sheet,
including any accompanying notes.5

         G.  SUMMARY OF AUTHORIZATION REQUESTED

         KeySpan requests authorization to create and fund Captive
at the proposed $36,000,000 through $18,000,000 in capital
contributions and/or cash from KeySpan in exchange for Captive common stock and an additional $18,000,000 of KeySpan common stock. If payment is required under a letter of credit, KeySpan would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to
Captive. All funds will be deposited with the Captive’s bank in
Vermont and will be invested in securities that are exempt under
Rule 40.

Item 2.  Fees, Commissions and Expenses
     (a)  State (1) the fees, commissions and expenses paid or
incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the
proposed transaction involves the sale of securities at
competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

         Fees and expenses incurred in the preparation of this
filing are estimated to be $10,000.
     (b)  If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

5 These reporting requirements are identical to those imposed by the Commission for AGL Resources captive insurance company. See AGL Resources, Inc., Holding Co. Act Rel. No. 27378 (April 13, 2001).

         The Service Company is a wholly owned subsidiary of KeySpan and has performed certain services at cost as set forth in Item
2(a) (1) above.

Item 3.  Applicable Statutory Provisions.

     (a)  State of the section of the Act and the rules
thereunder believed to be applicable to the proposed transaction.
If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The issuance of securities by Captive or KeySpan is subject to Sections 6(a) and 7 of PUHCA and Rule 43. Sections 9(a), 10
and 12(f) are deemed applicable to the acquisition by KeySpan of the capital stock of Captive. The letters of credit provided by
KeySpan are made pursuant to Section 12(b) and Rule 45.
Transactions with associate companies as described herein are subject to Section 13 of PUHCA and the Commission’s implementing rules. The request for authorization to invest assets of the
Captive pursuant to guidelines attached hereto is made pursuant to Section 9 (c) (3) of the Act.

         To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.

         The Commission has previously authorized registered holding companies to organize and fund captive insurance companies and, as such, deemed them to be functionally related for purposes of
Section 11 of the Act. See AGL Resources, supra; Columbia
Insurance Corporation, Ltd., Holding Co. Act Rel. No. 27051 (July
23, 1999). Like with the captive insurance companies in AGL and
Columbia, the Captive proposed herein will insure the predictable risks of the companies in the registered holding company system and the lines of insurance proposed to be underwritten are
substantially the same.6

         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any “exempt wholesale generator” (“EWG”) or “foreign utility company”
(“FUCO”), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b)
and (c) are satisfied.

         KeySpan currently meets all of the conditions of Rule 53(a)
except for clause (1). At June 30, 2001, KeySpan’s “aggregate investment” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $ 609.5 million, or about 106.37% of KeySpan’s “
consolidated retained earnings,” also as defined in Rule 53
(a)(1), for the four quarters ended June 30, 2001. However,
with respect to Rule 53(a)(1), the Commission determined in the
KeySpan Financing Order that investments in EWGs and FUCOs in an amount of up to 250% of consolidated retained earnings is allowed and would not have the adverse effects set forth in Rule 53(c).
In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the
limitation under Rule 53(a)(3) of affiliate utility company
personnel rendering services to KeySpan’s EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under PUHCA to retail rate regulatory
commissions. None of the circumstances described in Rule 53(b) has occurred.

6 Unlike the AGL Resources’ captive insurance company, the Captive will not provide wrap-up construction insurance.

     (b)  If any applicant is not a registered holding company
or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction and the reasons why it is or will become such an affiliate.

    Not applicable.

Item 4.  Regulatory Approval.

     (a) State the nature and extent of the jurisdiction of any
State commission or any Federal commission (other than the
Securities and Exchange Commission) over the proposal transaction.

    Not applicable.

         Although KeySpan believes that no State public utility
commission has jurisdiction over the formation of Captive and the reinsurance program described above, it is KeySpan’s intention to review the program with the utility commission in each state in which a KeySpan utility operates.

         (b)  Describe the action taken or proposed to be taken
before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

    Not applicable.

Item 5.  Procedure.

     (a) State the date when Commission action is requested.
If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is respectfully requested that the Commission issue its notice by August 30, 2001 and its order on or by October 1, 2001.

     (b) State (i) whether there should be a recommended
decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the
Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission’s decision, and

(iv) whether there should be a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

         The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the
Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) specifies that there
should not be a 30-day waiting period between the issuance of the
Commission’s order and the date on which it is to become effective.

Item 6.  Exhibits and financial Statements

     (a)  Exhibits
       F  Opinion of Counsel (to be filed by amendment).

       G  Past Tense Opinion of Counsel (to be filed by
amendment)

       H  Proposed Form of Notice.

       I  Five Year History of Losses by Subsidiaries
(Filed with the Commission, on a confidential
basis, in paper format on Form SE)

       FS-1  Financial Projections for Captive: Five Year
Balance Sheet, Income Statements and Cash Flow
Statements (Filed with the Commission, on a
confidential basis, in paper format on Form SE)

         There have been no material changes, not in the ordinary
course of business, since the date of the financial statements filed herewith.

Item 7.  Information as to Environmental Effects.

         (a) Describe briefly the environmental effects of the
proposed transaction in terms of the standards set forth in
section 102(2)(C) of the National Environmental Policy Act (42
U.S.C. 4232 (2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in

connection with the proposed transaction, also briefly state the reasons for that response.

         As more fully described in Item 1, the proposed
transactions relate only to establishment of a subsidiary company and have no environmental impact in and of themselves.

         (b)  State whether any other federal agency has prepared or is preparing and environmental impact statement (“EIS”) with respect to the proposed transaction. If any other federal agency has prepared or is preparing and EIS, state which agency or
agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the
undersigned thereunto duly authorized.

                                    KEYSPAN CORPORATION

                                    _________/s/______________
                                    Steven L. Zelkowitz
                                    Executive Vice President and
                                    General Counsel

Exhibit H - Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(RELEASE NO. 35- )

FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
August 21, 2001

         KeySpan Corporation ("KeySpan"), a New York corporation,
and a holding company registered under the Public Utility Holding
Company Act of 1935 (the "Act"), located at One MetroTech Center,
Brooklyn, New York 11201, has filed an application/declaration under Sections 6(a), 7, 9(a), 9(c)(3), 10, 12(b), 12(f) and 13
and Rules 43 and 45 of the Act.

         KeySpan requests authorization to establish a subsidiary
captive insurance company ("Captive") to engage in the business of reinsuring certain levels of predictable risk for KeySpan and its associate companies (the "System"). Specifically, KeySpan requests authorization to create and fund Captive at the proposed
$36,000,000 through $18,000,000 in capital contributions and/or cash from KeySpan in exchange for Captive common stock and an additional $18,000,000 of KeySpan common stock. If payment is required under a letter of credit, KeySpan would reimburse the bank providing such letter of credit and the amount paid would be treated as a capital contribution to Captive. By using Captive to underwrite some risks and maintaining traditional insurance with respect to other risks, the System can minimize its costs of obtaining insurance and managing claims while maintaining
adequate coverage of the risks it encounters in its businesses.
With the exception of a small amount not to exceed the System's current $3,000,000 self-insured retention in connection with insurance programs that Captive may undertake in the future,
Captive will cede to third-party reinsurance carrier all of the risks that it underwrites.

         The application/declaration and any amendments thereto
are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to
comment or request a hearing should submit their views in writing by ___________, 2001, to the Secretary, Securities and
Exchange Commission, Washington, DC 20549, and serve a copy on the applicant/declarant at the address specified above. Proof of
Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-

declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission by the Division of Investment
Management, pursuant to delegated authority.

                                          Jonathan G. Katz

                                          Secretary